Exhibit 99.1



Tuya Inc.

（於開曼群島註冊成立以不同投票權控制的有限責任公司）
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

股份代號　Stock Code: 2391

INTERIM REPORT
中 期 報 告　**2022**

CONTENTS

Corporation Information

EXECUTIVE DIRECTORS

Mr. WANG Xueji (王學集)
*(Co-chairman of the Board and
chief executive officer of the Company)*
Mr. CHEN Liaohan (陳燎罕)
(Co-chairman of the Board)
Mr. YANG Yi (楊懿)
Ms. LIU Yao (劉堯)

Non-executive Director

Ms. HONG Jing (洪婧)

Independent non-executive Directors

Mr. HUANG Sidney Xuande (黃宣德)
Mr. QIU Changheng (邱昌恒)
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)
Mr. YIP Pak Tung Jason (葉栢東)

AUDIT COMMITTEE

Mr. HUANG Sidney Xuande (黃宣德) *(Chairman)*
Mr. QIU Changheng (邱昌恒)
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)

COMPENSATION COMMITTEE

Mr. WANG Xueji (王學集)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)

NOMINATION COMMITTEE

Mr. CHEN Liaohan (陳燎罕)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)

CORPORATE GOVERNANCE COMMITTEE

Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
(alias GUO Mengxiong)

JOINT COMPANY SECRETARIES

Mr. CHAI Xiaolang (柴曉浪)
Ms. TANG King Yin (鄧景賢)

AUTHORIZED REPRESENTATIVES

Ms. LIU Yao (劉堯)
Ms. TANG King Yin (鄧景賢)

HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

Huace Center, Building A, 10/F
Xihu District, Hangzhou City
Zhejiang Province, 310012
China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

Corporation Information

LEGAL ADVISORS

As to Hong Kong law and United States law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

As to Cayman Islands law

Maples and Calder (Hong Kong) LLP

26th Floor, Central Plaza

18 Harbour Road

Wanchai

Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited

26/F-28/F, Low Block

Grand Millennium Plaza

181 Queen's Road Central

Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17/F

Hopewell Centre

183 Queen's Road East, Wan Chai

Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited

PO Box 1093, Boundary Hall

Cricket Square

Grand Cayman

KY1-1102

Cayman Islands

PRINCIPAL BANKS

China Merchants Bank, Hangzhou Cheng Xi Branch

No. 488, Wen San Road

Xi Hu District, Hangzhou

Zhejiang, China

Industrial and Commercial Bank of China, Hangzhou Wu Lin Branch

No. 399, Ti Yu Chang Road

Xia Cheng District, Hangzhou

Zhejiang, China

Bank of China, Hangzhou High and New Technology Industrial Development Zone Branch

No. 390, Wen San Road

Xi Hu District, Hangzhou

Zhejiang, China

STOCK CODE

2391

NYSE STOCK TICKER

TUYA

COMPANY'S WEBSITE

ir.tuya.com

Key Highlights

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

- **Total revenue** was US$117.9 million, down approximately 16.7% year over year (the six months ended June 30, 2021: US$141.5 million).

- **IoT platform-as-a-service** ("**PaaS**") **revenue** was US$89.4 million, down approximately 29.5% year over year (the six months ended June 30, 2021: US$126.7 million).

- **Software-as-a-service** ("**SaaS**") **and other revenue** was US$12.9 million, up approximately 127.6% year over year (the six months ended June 30, 2021: US$5.7 million).

- **Overall gross margin** for the six months ended June 30, 2022 increased to 42.1%, up 0.4 percentage points year over year (the six months ended June 30, 2021: 41.7%). Gross margin of IoT PaaS for the six months ended June 30, 2022 increased to 42.4%, up 0.3 percentage points year over year (the six months ended June 30, 2021: 42.1%).

- **Operating margin** for the six months ended June 30, 2022 was negative 80.5%, down 22.0 percentage points year over year (the six months ended June 30, 2021: negative 58.5%). **Non-GAAP operating margin** for the six months ended June 30, 2022 was negative 51.0%, down 15.0 percentage points year over year (the six months ended June 30, 2021: negative 36.0%).

- **Total cash, cash equivalents, and short-term investments** were US$951.5 million as of June 30, 2022 compared to US$1.07 billion as of December 31, 2021.

- **Shares repurchased in the form of ADSs** for the six months ended June 30, 2022 were approximately US$55.0 million, representing approximately 27.5% of the US$200 million authorization announced pursuant to the share repurchase program announced on August 30, 2021.

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

• **IoT PaaS Customers**[1] for the six months ended June 30, 2022 were approximately 3,800 (the six months ended June 30, 2021: 3,300). Total customers for the six months ended June 30, 2022 were approximately 5,650 (the six months ended June 30, 2021: 4,800).

• **Premium IoT PaaS customers**[2] for the trailing 12 months ended June 30, 2022 were 267 (the trailing 12 months ended June 30, 2021: 285). In the six months ended June 30, 2022, the Group's premium IoT PaaS customers contributed approximately 83.8% (the six months ended June 30, 2021: 87.8%) of IoT PaaS revenue.

• **Dollar-based net expansion rate** ("**DBNER**")[3] of IoT PaaS for the trailing 12 months ended June 30, 2022 was 84% (the trailing 12 months ended June 30, 2021: 211%).

• **Registered IoT device and software developers**, or registered developers, were over 629,000 as of June 30, 2022, up 23.3% from approximately 510,000 developers as of December 31, 2021.

1. The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2. The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3. The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group's DBNER may change from period to period, due to a combination of various factors, including changes in the customers' purchase cycles and amounts and the Group's customer mix, among other things. DBNER indicates the Group's ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Management Discussion and Analysis

RECENT DEVELOPMENT

Dual-primary Listing in Hong Kong

On July 5, 2022, Hong Kong Time (July 4, 2022, U.S. Eastern Time), the Company successfully completed the dual primary listing of its Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange under the stock code "2391" and the stock short name is "TUYA-W". The Company issued 7,300,000 Class A Ordinary Shares in the Global Offering (no Class A Ordinary Shares issued during the stabilization period in connection with the Global Offering), and totally 578,546,560 ordinary shares were in issue immediately upon the Listing and after the end of stabilization period. Net proceeds from the Global Offering, after deducting underwriting commissions, fees and estimated expenses payable by the Company in connection with the Global Offering, were approximately HK$70.0 million, which will be used in the manner as disclosed in the Prospectus of the Company published on the website of the Hong Kong Stock Exchange on June 22, 2022. The ADS(s) of the Company continue to be listed and traded on the New York Stock Exchange.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

Revenue

Total revenue in the six months ended June 30, 2022 decreased by 16.7% to US$117.9 million from US$141.5 million in the same period of 2021, mainly due to the decrease in IoT PaaS revenue, partially offset by the increases in smart device distribution revenue, as well as the increase in SaaS and other revenue which has maintained a year-over-year growth rate of over 110% for ten consecutive quarters.

- IoT PaaS revenue in the six months ended June 30, 2022 decreased by 29.5% to US$89.4 million from US$126.7 million in the same period of 2021, primarily because the Group's customers have become more prudent and conservative in their purchases as the increasing inflation globally, especially in North America and Europe, resulted in weakened consumer spending. The continuous high inflation has also aggravated the mismatch in supply and demand in consumer discretionary sector, causing heavy inventory backlog issues in the supply chain. The decrease was also due to the preventive measures taken across multiple regions in China against the resurgence of COVID-19 in the first half of 2022, which has affected the Group's selling and operating activities and the delivery and acceptance by customers of the Group's products. As a result of these factors, the Group's DBNER of IoT PaaS for the trailing 12 months ended June 30, 2022 decreased to 84% compared to previous periods.

- SaaS and others revenue in the six months ended June 30, 2022 increased by 127.6% to US$12.9 million from US$5.7 million in the same period of 2021, sustaining a robust growth momentum. The growth was mainly driven by (i) an increase in revenues from the Industry SaaS business resulting from the acquisition of new customers and expanded usage of Industry SaaS by existing customers, and (ii) an increase in revenues from the value-added services that we offer to customers.

- Smart device distribution revenue in the six months ended June 30, 2022 increased by 70.3% to US$15.6 million from US$9.1 million in the same period of 2021. The Group offers smart device distribution mainly to save customers – primarily brands, system integrators and industry operators who demand and purchase finished smart devices – from dealing with multiple OEMs. Changes in the Group's smart distribution revenues between periods are primarily due to the varying timing and amounts of customer demands and purchases.

Management Discussion and Analysis

Cost of revenue

Cost of revenue in the six months ended June 30, 2022 decreased by 17.2% to US$68.3 million from US$82.4 million in the same period of 2021, in line with the decrease in total revenue.

Gross profit and gross margin

Total gross profit in the six months ended June 30, 2022 decreased by 16.1% to US$49.6 million from US$59.1 million in the same period of 2021 and gross margin increased to 42.1% in the six months ended June 30, 2022 from 41.7% in the same period of 2021.

- IoT PaaS gross margin in the six months ended June 30, 2022 was 42.4%, up 0.3 percentage points compared to 42.1% in the same period of 2021, primarily due to the Group's effective implementation of its business management and efficiency improvement initiatives.

- SaaS and others gross margin in the six months ended June 30, 2022 was 78.1%, compared to 75.1% in the same period of 2021.

- Smart device distribution gross margin in the six months ended June 30, 2022 was 10.3%, compared to 15.9% in the same period of 2021.

Operating expenses

Operating expenses increased by 1.9% to US$144.5 million in the six months ended June 30, 2022 from US$141.9 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, slightly decreased by 0.3% to US$109.7 million in the six months ended June 30, 2022 from US$110.1 million in the same period of 2021. Share-based compensation expenses in the six months ended June 30, 2022 were US$34.8 million, compared to US$31.8 million in the same period of 2021.

- Research and development expenses in the six months ended June 30, 2022 were US$84.8 million, up 9.6% from US$77.4 million in the same period of 2021, primarily because of the one-off additional headcount optimization costs incurred due to the strategic restructuring and streamlining of the Group's research and development team to drive operational efficiency and strike a balance between business growth and time-to-profitability. The Group's total salaried research and development headcount as of June 30, 2022 was down 31.6% to 1,756, compared to that as of June 30, 2021.

- Sales and marketing expenses in the six months ended June 30, 2022 were US$30.3 million, down 15.3% from US$35.8 million in the same period of 2021, primarily because of (i) the strategic streamlining of sales and marketing team, and (ii) the decrease in marketing spending due to the recurrence of the COVID-19 outbreak and the Group's efforts to control expenditure and improve sales and marketing efficiency.

- General and administrative expenses in the six months ended June 30, 2022 were US$35.2 million, up 8.7% from US$32.4 million in the same period of 2021, primarily due to the increase in share-based compensation expenses from US$21.4 million to US$23.7 million.

- Other operating incomes in the six months ended June 30, 2022 were US$5.8 million, primarily due to the receipt of software value-added tax ("**VAT**") refund and various general subsidies for enterprises.

Management Discussion and Analysis

Loss from operations and operating margin

Loss from operations in the six months ended June 30, 2022 was US$94.9 million, compared to US$82.8 million in the same period of 2021. Non-GAAP loss from operations in the six months ended June 30, 2022 was US$60.1 million, compared to US$51.0 million in the same period of 2021.

Operating margin in the six months ended June 30, 2022 was negative 80.5%, down 22.0 percentage points from negative 58.5% in the same period of 2021. Non-GAAP operating margin in the six months ended June 30, 2022 was negative 51.0%, down 15.0 percentage points from negative 36.0% in the same period of 2021. The changes in the operating margins were mainly attributed to the greater decline in total revenue despite that the operating expenses were relatively stable in scale and the non-GAAP operating expenses slightly decreased.

Net loss and net margin

Net loss in the six months ended June 30, 2022 was US$90.8 million, compared to US$78.7 million in the same period of 2021. Non-GAAP net loss in the six months ended June 30, 2022 was US$56.0 million, compared to US$46.9 million in the same period of 2021.

Net margin in the six months ended June 30, 2022 was negative 77.1%, down 21.5 percentage points from negative 55.6% in the same period of 2021. Non-GAAP net margin in the six months ended June 30, 2022 was negative 47.5%, down 14.4 percentage points from negative 33.1% in the same period of 2021.

Basic and diluted net loss per ADS

Basic and diluted net loss per ADS in the six months ended June 30, 2022 were US$0.16, compared to US$0.19 in the same period of 2021. Each ADS represents one Class A Ordinary Share of the Company.

Non-GAAP basic and diluted net loss per ADS in the six months ended June 30, 2022 were US$0.10, compared to US$0.11 in the same period of 2021.

Cash and cash equivalents, and short-term investments

Cash and cash equivalents, and short-term investments were US$951.5 million as of June 30, 2022, which the Group believes is sufficient to meet its liquidity and working capital needs.

Net Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was US$57.0 million, or 48.3% of total revenue, compared to US$26.8 million of net cash used in operating activities, or 19.0% of total revenue in the same period of 2021. The increase in net cash used in operating activities was mainly due to the increase in operating expenses, particularly employee related costs in the first quarter of 2022, and working capital changes in the ordinary course of business. The Group's net cash generated in operating activities in the second quarter of 2022 was US$0.4 million, compared to a US$57.4 million of net cash used in operating activities in the first quarter of 2022.

Management Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

The Group has been incurring losses from operations since inception. The Group incurred net losses of US$90.8 million and US$78.7 million for the six months ended June 30, 2022 and 2021, respectively. Accumulated deficit amounted to US$458.7 million as of June 30, 2022. Net cash used in operating activities was approximately US$57.0 million and US$26.8 million for the six months ended June 30, 2022 and 2021, respectively.

The Group's liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group's ability to continue as a going concern is dependent on management's ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on NYSE and the exercise of the over-allotment option by underwriters, the Company received the net proceeds, after deducting the underwriting discounts and commissions, fees and estimated offering expenses, of US$904.7 million. On July 5, 2022, the Company successfully completed the dual primary listing of its Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange. In connection with the Listing, 7,300,000 new Class A Ordinary Shares of the Company were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the Global Offering, after deducting the underwriting fees and commissions, with no over-allotment option exercised, were approximately HK$70.0 million.

As of June 30, 2022, the balance of cash and cash equivalents and short-term investments was US$951.5 million (as of December 31, 2021: US$1,066.1 million).

INTEREST-BEARING BANK AND OTHER BORROWINGS

As of June 30, 2022, the Group did not have any interest-bearing bank and other borrowings.

PLEDGE OF ASSETS

As of June 30, 2022, the Group did not have any pledge of assets.

GEARING RATIO

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2022, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2021: nil).

MATERIAL INVESTMENTS

For the six months ended June 30, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2022) except for time deposits of US$349.0 million presented as short-term investment. As of June 30, 2022, the Group did not have other plans for material investments and capital assets.

Management Discussion and Analysis

CAPITAL EXPENDITURE COMMITMENTS

As of June 30, 2022, the Group did not have any capital expenditure commitments.

CONTINGENT LIABILITIES

As of June 30, 2022, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not conduct any material acquisitions and disposals for the six months ended June 30, 2022.

RISK MANAGEMENT

Foreign Exchange Risk

The Group's revenues are predominantly denominated in RMB and a substantial portion of the Group's expenses are also denominated in RMB. The Group's reporting and functional currency is the U.S. dollar. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group's revenue presented in U.S. dollars will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2022, the Group did not hold any financial instruments for hedging purposes; neither did it hold any foreign currency investment hedged by currency borrowings nor other hedging instruments.

Interest Rate Risk

The Group's exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group's future interest income may be lower than expected due to changes in market interest rates.

EMPLOYEES AND REMUNERATION POLICIES

The following table sets forth the breakdown of the Group's salaried employees by function as of June 30, 2022:

Function	Number of Employees
Research and development	1,756
Sales and marketing	493
General and administrative, and others	173
Total	**2,422**

Management Discussion and Analysis

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company's corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group's employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds.

Business Review and Outlook

BUSINESS REVIEW

During the first half of 2022, global inflation continued to rise while the Russian-Ukrainian conflict raged on, hitting the world economy heavily, which impacted our IoT PaaS business significantly. High inflation impacts the economy, industry chain and consumers' financial situation, as well as changes people's lifestyles and consumption habits, which will have a lasting impact on the consumer discretionary sector. Meanwhile, we note that the downstream players in the IoT device industry chain, including IoT device brands, OEMs, and distribution channels, face massive inventory pressure from supply mismatches. However, our another core business, the To-Business ("**2B**")-focused "SaaS and others" business, remained strong, with a total revenue reaching US$12.9 million in the first half of 2022, up 127.6% year-over-year, despite the recent turbulence in the global economy.

Products and business updates

We have implemented several operational and business optimizations, as well as product and technology iterations. During the first half of 2022, we continued to expand our global brand customer base in IoT PaaS business and make progress in SaaS and others sector. For example, in the second quarter, we iterated a more comprehensive baseline version of our domestic hotel SaaS while the overseas hotel SaaS business started to scale coverage. Moreover, we have also achieved some progresses in the smart industrial vertical.

As for value-added services ("**VAS**"), our To-Consumer ("**2C**") VAS maintained its solid performance, at the same time, demand for 2B VAS is also on the rise. For example, our "OEM App" and "the App function enhancement and related services" as well as "voice skill generation and launch services", grew more than 100% or even higher in the second quarter year over year. In addition, services such as "IoT certification" and "cloud development framework product" have also delivered steady performance. Such results indicate that in the current macro environment, customers and brands are still investing and staying confident in the smart business.

In respect of our smart private cloud product, during the second quarter, we have acquired exemplary private cloud customers such as a prominent Chinese integrated industrial investment group, and a multinational electrical, electronics and automotive brand headquartered in Southeast Asia with one of the world's most extensive manufacturing and R&D facilities. The IoT private cloud project that we previously announced is also progressing steadily as planned. As one of our core long-term strategies, Cube smart private cloud underwent a series of product technology upgrades in the second quarter. We completed the optimization of the Narrowband Internet of Things (NB-IoT) protocol for Cube, which will help us better serve our industry customers as it features lower power consumption and higher coverage. We also integrated the user interface (UI) business package into the software development kit (SDK) of the Cube App, which significantly accelerated customers' new App development process. As a cloud-neutral product, we have the advantage of addressing and optimizing the complex architectural adaptability for cross-cloud deployment in the standardization process and will continue to rapidly advance the iteration and progress of the Cube smart private cloud by leveraging the successful practice and experience we have accumulated in Tuya IoT platform operations, as well as our strong software capabilities and hardware product ecosystem.

Security and compliance

On July 12, 2022, ioXt, the alliance of the global standard for IoT Security, along with various authoritative experts, released the 2022 Global IoT Security White Paper, in which Tuya was nominated as the best security practice in the IoT industry. This nomination illustrates the industry recognition of our outstanding efforts in security compliance and further highlighted security compliance as one of the core competitive advantages of our platform.

Internal management and efficiency improvement

The efficiency-centric initiatives we previously announced are already having a positive impact on our financial results for the second quarter of 2022. We optimized operations, especially with major initiatives to improve our technology research and development efficiency. For example, we established an R&D project review committee to carefully re-evaluate each of our R&D projects, and developed an itemized evaluation system to conduct value management. We launched an action plan named "100 Day Sprint" (in Chinese "百日火山"), to encourage our people to make accelerated progress, and an evaluation project named "360" to help most potential employees to achieve outstanding improvement in workplace.

As a result of these efforts, our non-GAAP loss from operations narrowed by 15.9% to US$22.3 million in the second quarter of 2022 from US$26.5 million in the same period of 2021, and our non-GAAP net loss narrowed by 19.1% to US$18.7 million in the second quarter of 2022 from US$23.1 million in the same period of 2021. Our non-GAAP operating margin and non-GAAP net margin in the second quarter of 2022 improved to negative 35.6% and negative 29.9%, after a sequential decrease during last 3 quarters since the third quarter of 2021. This indicates that our measures to address market headwinds are showing early success.

Our operating cash flow, excluding the cash received from ADS sharing program, has improved greatly to an outflow of US$1.5 million in the second quarter of 2022 compared to the outflow of US$7.2 million, US$46.1 million, US$53.2 million and US$57.4 million for each quarter since last second quarter to this first quarter. As of June 30, 2022, our cash, cash equivalents, and short-term investments were US$951.5 million. We believe this balance is sufficient to meet our liquidity and working capital needs in the foreseeable future. The sufficient capital reserves are one of our greatest advantages, giving us resilience to navigate adverse macro environments.

OUTLOOK

The global consumer discretionary industry and consumer spending are expected to continue to face a range of challenges in the second half of 2022, including, among other things, a decline or weakness in general economic conditions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, fluctuations in foreign exchange rates, geopolitical tensions and conflicts, and competitions brought by technology iteration to the IoT industry, and other factors that are out of the Group's control. Despite these challenges, the Group remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and embedded hardware capabilities, expanding its customer base, diversifying revenue streams, and further optimizing operating efficiency.

COVID-19

During the first half of 2022, due to the preventive measures taken across key cities in China against the resurgence of COVID-19, the Group's selling and operating activities and the delivery and acceptance by customers of the Group's products have been affected.

Save as disclosed otherwise in this report, all other operations of the Company have been conducted as normal as of August 29, 2022 (the "**date of this report**"). The Group will continue to, on a rolling basis, review its contingency measures as the COVID-19 situation evolves.

Corporate Governance

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise fifteen votes (and will entitle the holder to exercise ten votes after amendment of the Articles in the Post-Listing GM), on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the date of this report, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Mr. Wang, through Tuya Group Inc. (which is wholly owned by Mr. Wang), Tenet Group and Tenet Vision (both of which are wholly owned by Tenet Global which is in turn wholly owned by Tenet Smart, and Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.), has been controlling 63,000,000 Class A Ordinary Shares and 50,600,000 Class B Ordinary Shares. As of the date of this report, Mr. Chen through Unileo, his wholly-owned intermediary holding company, has been controlling 28,800,000 Class B Ordinary Shares.

Without taking into account the voting rights attached to the 25,401,426 Class A Ordinary Shares (as of the date of this report) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, Mr. Wang and Mr. Chen beneficially own and control, through their intermediaries, an aggregate of 63,000,000 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares, representing (a) approximately 24.61% of the Company's issued Shares; (b) approximately 74.19% of the effective voting rights in the Company with respect to shareholder resolutions relating to matters other than the Reserved Matters, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to fifteen votes per share; (c) approximately 66.27% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (d) approximately 24.61% of the effective voting rights, assuming that Class A Ordinary Shares entitle the Shareholder to one vote per share and the exercise of voting rights attached to Class B Ordinary Shares will be capped at ten votes per share.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of the date of this report, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 79,400,000 Class A Ordinary Shares, representing approximately 13.72% of the total number of issued and outstanding Class A Ordinary Shares (as enlarged by such Class A Ordinary Shares).

The weighted voting rights attached to the Class B Ordinary Shares will cease when the WVR Beneficiaries no longer have beneficial ownership of, or economic interest in, or control over the voting rights attached to any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

The weighted voting rights attached to the Class B Ordinary Shares beneficially owned or controlled by Mr. Chen and any affiliate of Mr. Chen (including any person that directly or indirectly, controls, is controlled by or is under common control with Mr. Chen) will also cease when Mr. Chen ceases to be an executive officer or employee of the Company (e.g. if Mr. Chen is re-designated as a non-executive Director or he ceases to assume any role with executive or management function in the Company or he ceases to have any employment relationship with the Company which remains effective).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

After the Listing, we have complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this provision because Mr. Wang performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang's experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company's business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

Corporate Governance

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group's overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend splitting the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were only listed on the Hong Kong Stock Exchange on July 5, 2022, since which time the Model Code has been applicable to the Company.

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors' securities transactions.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code since the Listing Date up to the date of this report.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

AUDIT COMMITTEE

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and internal controls, oversee our compliance with legal and regulatory requirements in relation to financial statements and accounting matters, review our policies and practices with respect to risk assessment and risk management, review the adequacy of our internal control over financial reporting, review the fairness and appropriateness of all related party transactions, and make recommendations to the Board on the appointment, reappointment and removal of the extremal auditor.

The Audit Committee comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated interim financial information for the six months ended June 30, 2022 of the Group, and has met with the independent auditor of the Company, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2022 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

COMPENSATION COMMITTEE

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are, among other things, to review and make recommendations to the Board with respect to policy and structure for all directors' and senior management's remuneration, determine with delegated responsibility or make recommendations to the Board on the remuneration packages of individual executive Directors and senior management, make recommendations to the Board on the remuneration of non-executive Directors, review and approve the compensation payable to our executive Directors and senior management for any loss or termination of office or appointment, review our management succession planning as well as evaluation of and development plans for potential successors to the executive officers, review and submit for Board's approval of our executive compensation and benefits policies, and review and assess risks arising from our employee compensation policies and practices.

The Compensation Committee comprises three Directors, being Mr. Wang, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Compensation Committee.

NOMINATION COMMITTEE

The Company has established a Nomination Committee in compliance with Rule 8A.27 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Nomination Committee are, among other things, to review and evaluate the size, composition, function and duties of the Board, recommend criteria for the selection of candidates to the Board and its committees and identify qualified individuals, recommend to the Board the persons to be nominated for election at the next annual or special meeting of Shareholders at which Directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meeting and recommend Directors for appointment to Board committees, and make recommendations to the Board as to determinations of Director independence.

The Nomination Committee comprises three Directors, being Mr. Chen, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Nomination Committee.

Corporate Governance

CORPORATE GOVERNANCE COMMITTEE

The Company has established a Corporate Governance Committee in compliance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Corporate Governance Committee are, among other things, to review our actions in furtherance of our corporate social responsibility and corporate governance principles, ensure that the Company is operated and managed for the benefit of all the Shareholders, and ensure our compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Corporate Governance Committee comprises two independent non-executive Directors, being Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Corporate Governance Committee.

As the Class A Ordinary Shares were only listed on the Hong Kong Stock Exchange on July 5, 2022, no Corporate Governance Committee meetings were held during the six months ended June 30, 2022.

The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Corporate Governance Committee will be required to review the compensation and terms of engagement of the Company's compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As the Company was not listed on the Hong Kong Stock Exchange as of June 30, 2022, Divisions 7 and 8 of Part XV of the SFO and section 352 of the SFO were not applicable to the Directors or chief executives of the Company as of June 30, 2022.

As of the date of this report, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

Name	Nature of Interest	Number and class of Shares held	Approximate percentage of interest in each relevant class of Shares[1]
			(%)
Mr. Wang	Beneficial owner, interest in controlled corporation, founder and beneficiary of a trust	68,100,000 Class A Ordinary Shares (L)[2][3]	13.64
	Interest in controlled corporation, founder and beneficiary of a trust	50,600,000 Class B Ordinary Shares (L)[3]	63.73
Mr. Chen	Interest in controlled corporation	28,800,000 Class B Ordinary Shares (L)[4]	36.27
Mr. Yang	Beneficial owner	6,500,000 Class A Ordinary Shares (L)[5]	1.30
LIU Yao	Beneficial owner	5,000,000 Class A Ordinary Shares (L)[6]	1.00
HONG Jing	Interest in controlled corporation	12,222,267 Class A Ordinary Shares (L)[7]	2.45
HUANG Sidney Xuande[9]	Beneficial owner, Interest of spouse	407,500 Class A Ordinary Shares (L)[8][9]	0.08
QIU Changheng	Beneficial owner	9,500 Class A Ordinary Shares (L)	0.002

Notes:

(1) The calculation is based on the total number of 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares in issue as of the date of this report. The letter "L" stands for long position.

(2) Mr. Wang is entitled to receive up to 5,100,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

Other Information

(3)   Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

    As such, Mr. Wang is deemed to be interested in the 63,000,000 Class A Ordinary Shares held by Tenet Group, 40,600,000 Class B Ordinary Shares held by Tenet Vision and 10,000,000 Class B Ordinary Shares held by Tuya Group Inc.

(4)   Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 28,800,000 Class B Ordinary Shares held by Unileo.

(5)   Mr. Yang is entitled to receive up to 6,500,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(6)   Ms. LIU Yao is entitled to receive up to 5,000,000 Class A Ordinary Shares, pursuant to the share options granted to her, subject to the conditions (including vesting conditions) of those options.

(7)   GTY Holdings Limited, a limited liability incorporated in the Cayman Islands on November 17, 2020, is wholly owned by an investment fund, the general partner of which is Gaocheng Holdings GP Ltd. Gaocheng Holdings GP Ltd. is controlled by HONG Jing. As such, HONG Jing is deemed to be interested in the 12,222,267 Class A Ordinary Shares held by GTY Holdings Limited.

(8)   Mr. HUANG Sidney Xuande has been granted RSUs representing a total of 400,000 Class A Ordinary Shares or ADSs in equivalent amount pursuant to 2015 Equity Incentive Plan and the RSUs shall vest in 25% each for 4 years.

(9)   Mr. HUANG Sidney Xuande is deemed to be interested in the 7,500 Class A Ordinary Shares represented by ADSs held by Ms. YANG Xu (HUANG Sidney Xuande's wife).

Interest in Associated Corporations

Name	Nature of Interest	Associated corporations	Amount of registered capital (RMB)	Approximate percentage of interest in the associated corporation (%)
Mr. Wang	Beneficial owner	Hangzhou Tuya Technology	6,069,000 (L)	60.69
Mr. Chen	Beneficial owner	Hangzhou Tuya Technology	1,310,000 (L)	13.10

Note: The letter "L" stands for long position.

Save as disclosed above, as of the date of this report, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As the Company was not listed on the Hong Kong Stock Exchange as of June 30, 2022, Divisions 2 and 3 of Part XV of the SFO and section 336 of the SFO were not applicable to the substantial shareholders of the Company as of June 30, 2022.

As of the date of this report, the following persons (other than the Directors and chief executives whose interests have been disclosed in this report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares[1]	Approximate percentage of shareholding in each class of Shares[1] (%)
Class A Ordinary Shares			
New Enterprise Associates 14, L.P.[2]	Beneficial owner	109,744,738 (L)	21.99
NEA Partners 14 L.P.[2]	Interest in controlled corporation	109,744,738 (L)	21.99
NEA 14 GP, LTD[2]	Interest in controlled corporation	109,744,738 (L)	21.99
Tencent Mobility Limited[3]	Beneficial owner	55,924,749 (L)	11.20
Tencent[3]	Interest in controlled corporation	58,299,749 (L)	11.68
Tenet Group[4]	Beneficial owner	63,000,000 (L)	12.62
Tenet Global[4]	Interest in controlled corporation	63,000,000 (L)	12.62
Tenet Smart[4]	Interest in controlled corporation	63,000,000 (L)	12.62
TMF (Cayman) Ltd.[4]	Trustee	63,000,000 (L)	12.62
Tuya Group Inc.[4]	Beneficiary of a trust	63,000,000 (L)	12.62
Anywink Limited[5]	Beneficial owner	25,200,000 (L)	5.05
LIN Yaona[5]	Interest in controlled corporation	25,200,000 (L)	5.05
The Bank of New York Mellon Corporation[6]	Interest of controlled corporation	122,296,038 (L)	24.50
		122,227,430 (S)	24.49
Class B Ordinary Shares			
Tenet Vision[4]	Beneficial owner	40,600,000 (L)	51.13
Tenet Global[4]	Interest in controlled corporation	40,600,000 (L)	51.13
Tenet Smart[4]	Interest in controlled corporation	40,600,000 (L)	51.13
TMF (Cayman) Ltd.[4]	Trustee	40,600,000 (L)	51.13
Tuya Group Inc.[4]	Beneficial owner, beneficiary of a trust	50,600,000 (L)	63.73
Unileo[7]	Beneficial owner	28,800,000 (L)	36.27

Other Information

Notes:

(1)   The calculation is based on the total number of 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares in issue as of the date of this report. The letter "L" stands for long position and the letter "S" stands for short position.

(2)   The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. As such, NEA Partners 14 L.P. and NEA 14 GP, LTD. are interested in the 109,744,738 Class A Ordinary Shares held by New Enterprise Associates 14, L.P.

(3)   Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned by Tencent. As such, Tencent is deemed to be interested in the 55,924,749 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited.

(4)   Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc; Tuya Group Inc. is wholly owned by Mr. Wang.

        Therefore, Tuya Group Inc., Tenet Global, Tenet Smart and TMF (Cayman) Ltd are deemed to be interested in 63,000,000 Class A Ordinary Shares held by Tenet Group and 40,600,000 Class B Ordinary Shares held by Tenet Vision, respectively. Tuya Group Inc. also holds 10,000,000 Class B Ordinary Shares.

(5)   Anywink Limited is wholly owned by Lin Yaona. As such, Lin Yaona is deemed to be interested in the 25,200,000 Class A Ordinary Shares held by Anywink Limited.

(6)   The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. In addition, BNY Mellon Corporation Trustee Services Limited is wholly owned by BNY International Financing Corporation, which is in turn wholly owned by The Bank of New York Mellon. As such, The Bank of New York Mellon Corporation is deemed to be interested in the 123,550,997 (L) and 123,542,737 (S) Class A Ordinary Shares held by The Bank of New York Mellon and 96,828 (L) Class A Ordinary Shares held by BNY Mellon Corporation Trustee Services Limited.

(7)   Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 28,800,000 Class B Ordinary Shares held by Unileo.

Save as disclosed above, as of the date of this report, no person, other than the Directors and chief executives whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

EQUITY INCENTIVE PLAN

The 2015 Equity Incentive Plan

The 2015 Equity Incentive Plan was adopted on December 23, 2014 and was amended from time to time. The 2015 Equity Incentive Plan was further amended on June 15, 2022 to comply with Chapter 17 of the Listing Rules with effect from the Listing. The principal terms of the 2015 Equity Incentive Plan, as amended, are as described below.

Purpose. The purpose of the 2015 Equity Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of our business.

Eligible participants. Any employee, Director or consultant of the Company who is engaged by the Group to render consulting or advisory services to the Group shall be eligible to participate in the 2015 Equity Incentive Plan.

Awards. The 2015 Equity Incentive Plan permits the awards of options, restricted shares, and RSUs approved by the plan administrator. At the discretion of the Board or the committee of the Board as administrator, ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed pursuant to an award may be distributed in lieu of Class A Ordinary Shares in settlement of any award.

Maximum number of Class A Ordinary Shares. The overall limit on the number of the Shares underlying the awards pursuant to 2015 Equity Incentive Plan is 64,889,052 Class A Ordinary Shares, of which the total number of Class A Ordinary Shares which may be issued and/or transferred upon vesting or exercise of all options that may be granted pursuant to the 2015 Equity Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue immediately upon the Listing (the "**Plan Limit**"), being 49,914,656 Class A Ordinary Shares. Any equity awards in the form of options that were granted prior to the Listing under the 2015 Equity Incentive Plan (including those outstanding, cancelled, lapsed in accordance with the 2015 Equity Incentive Plan or exercised options) will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued upon exercise of all outstanding options under the 2015 Equity Incentive Plan and all other schemes of the Company granted and yet to be exercised shall not exceed 30% of all the Class A Ordinary Shares in issue from time to time.

As at the date of this report, 64,889,052 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options that may be granted under the 2015 Equity Incentive Plan, representing approximately 13.00% of the total number of Class A Ordinary Shares in issue.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued and/or transferred and to be transferred upon the vesting or exercise of the options granted to each participant in any 12-month period shall not (when aggregated with any Class A Ordinary Shares underlying the awards granted during such period under any other share award schemes of our Company) exceed 1% of the Class A Ordinary Shares in issue for the time being.

Exercise price. The Board or the committee of the Board as administrator determines the exercise price for each award, which shall not be lower than the fair market value per share on the date of grant, which shall not be less than the highest of (a) the closing sales price of the Class A Ordinary Shares as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed (as determined by the Board or the Board committee delegated with authority to administer the 2015 Equity Incentive Plan) on the date of grant, (b) the average closing sales price as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed for the five business days immediately preceding the date of grant. The maximum exercisable term is ten years from the date of grant. In the case of an option granted to a participant who, immediately prior to the time is granted, owns more than 10% of the total combined voting power of all classes of outstanding securities of the Company or parent company or subsidiary of the Company, the term of option shall not be exercisable after the expiration of five years from the date of grant. There is no additional amount payable on application or acceptance of the share option.

Duration. Unless terminated earlier, the 2015 Equity Incentive Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

As of the date of this report, the remaining life of the 2015 Equity Incentive Plan is approximately 2 years and 3 months. There is no specified period for which an offer for an option must be accepted by the relevant eligible participant from the date on which it is made, and no options shall generally be exercised after ten years from the date of grant.

Other Information

Outstanding options granted. As of the date of this report, the number of underlying Shares pursuant to the outstanding options granted under the 2015 Equity Incentive Plan amounted to 59,063,975 Class A Ordinary Shares, representing approximately 10.21% of the issued Shares as of the date of this report. Among the 59,063,975 options, 29,976,225 had been vested and 29,087,750 remained unvested as of the date of this report. As at date of this report, we had conditionally granted options to 535 participants under the 2015 Equity Incentive Plan.

As of the date of this report, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2015 Equity Incentive Plan amounted to 5,969,500 Class A Ordinary Shares, representing approximately 1.03% of the issued Shares as of the date of this report. Of the 5,969,500 RSUs, none have vested and 5,969,500 remain unvested as of the date of this report.

As of the date of this report, no restricted share has been granted under the 2015 Equity Incentive Plan.

Details of the movement of the options granted to grantees who are Directors, chief executive or substantial shareholder, employees, consultants of the Company and other grantees under the 2015 Equity Incentive from the Listing Date to the date of this report (the "**Period**") are as follows:

Category and name of grantee	Date of grant	Expiry date	Vesting period[1]	Exercise price per Class A Ordinary Share underlying the options (US$)	Number of Class A Ordinary Shares underlying the outstanding options as of the Listing Date	Number of Class A Ordinary Shares underlying options granted during the Period	Closing price per ADS underlying the options granted during the Period immediately before the grant date(s) quoted on the NYSE (US$)	Number of Class A Ordinary Shares underlying options exercised during the Period	Weighted average closing price per ADS underlying the options exercised during the Period immediately before the exercise date(s) quoted on the NYSE[2] (US$)	Number of Class A Ordinary Shares underlying options cancelled/lapsed during the Period	Number of Class A Ordinary Shares underlying options outstanding as of the date of this report
Directors, chief executive or substantial shareholder of the Company											
Mr. Wang	February 21, 2021	February 20, 2031	4 years	0.2	5,100,000	-	-	-	-	-	5,100,000
Mr. Yang	August 6, 2015	August 5, 2025	4 years	0.2	3,000,000	-	-	-	-	-	3,000,000
	April 2, 2018	April 1, 2028	4 years	0.2	700,000	-	-	-	-	-	700,000
	January 5, 2021	January 4, 2031	4 years	0.2	2,800,000	-	-	-	-	-	2,800,000
LIU Yao	May 15, 2019	May 14, 2029	4 years	0.2	1,600,000	-	-	-	-	-	1,600,000
	April 27, 2020	April 26, 2030	4 years	0.2	400,000	-	-	-	-	-	400,000
	July 31, 2020	July 30, 2030	4 years	0.2	600,000	-	-	-	-	-	600,000
	January 5, 2021	January 4, 2031	4 years	0.2	400,000	-	-	-	-	-	400,000
	August 20, 2021	August 19, 2031	4 years	0.2	1,000,000	-	-	-	-	-	1,000,000
	September 16, 2021	September 15, 2031	4 years	0.2	1,000,000	-	-	-	-	-	1,000,000
Subtotal					**16,600,000**	**-**	**-**	**-**		**-**	**16,600,000**
Employees 531 grantees	From March 5, 2015 to May 6, 2022	From March 4, 2025 to May 5, 2032	4 years	0.04135-2.88	42,195,375	-	-	131,400	1.72	100,000	41,963,975
Subtotal					**42,195,375**	**-**	**-**	**131,400**		**100,000**	**41,963,975**
Other grantees											
Mr. Jeffrey Robert Immelt[3]	November 11, 2019	November 10, 2029	3 years	1.08	500,000	-	-	-	-	-	500,000
Subtotal					**500,000**	**-**	**-**	**-**		**-**	**500,000**
Total					**59,295,375**	**-**	**-**	**131,400**		**(100,000)**	**59,063,975**

Notes:

(1) The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant 2015 Equity Incentive Plan and the share option award agreement signed by the grantee.

(2) In respect of the options exercised during the Period, the weighted average closing price of the ADSs quoted on the NYSE immediately before the date(s) on which the options were exercised was US$1.72.

(3) Mr. Jeffrey Robert Immelt previously served as our Director. His resignation from his directorship of the Company took effect prior to the date of the Prospectus.

Other Information

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended June 30, 2022, the Company repurchased approximately 16.1 million of ADSs representing the same number of Class A Ordinary Shares from the open market of the NYSE for a total consideration of approximately US$55.0 million pursuant to the share repurchase program announced on August 30, 2021.

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange since the Listing Date up to the date of this report.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

As of the date of this report, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the Global Offering amounted to approximately HK$70 million, which will be applied for the following purposes:

- Approximately 30% is expected to be used over the course of the next five years to enhance our IoT technologies and infrastructure.

- Approximately 30% is expected to be used over the course of the next five years to expand and enhance our product offerings.

- Approximately 15% is expected to be used over the course of the next five years for marketing and branding activities.

- Approximately 15% will be used over the course of the next five years to pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.

- Approximately 10% will be used over the course of the next five years for general corporate purposes and working capital needs.

For the Period, the Company had not utilized the net proceeds from the Global Offering. Regarding such net proceeds that had not been utilized, the Company intends to use them in the same manner, allocations and proportions as stated in the Prospectus. The completion time of utilizing the net proceeds will be determined based on the future business development of the Company.

As of the date of this report, there was no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus:

	Percentage of the total net proceeds raised from the Listing Approximate (%)	Planned use of proceeds in the same manner and proportion as stated in the Prospectus Approximate (HK$ million)	Actual use of proceeds during the Period Approximate (HK$ million)	Net proceeds unutilized as at the date of this report Approximate (HK$ million)	Expected timeframe for utilizing the remaining unutilized net proceeds
To enhance our IoT technologies and infrastructure.	30%	21.0	–	21.0	Over the course of the next five years
To expand and enhance our product offerings.	30%	21.0	–	21.0	Over the course of the next five years
For marketing and branding activities.	15%	10.5	–	10.5	Over the course of the next five years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.	15%	10.5	–	10.5	Over the course of the next five years
For general corporate purposes and working capital needs.	10%	7.0	–	7.0	Over the course of the next five years
Total	100%	70	–	70	–

To the extent that net proceeds are not immediately used for the intended use and to the extent permitted by the relevant law and regulations, the Company will only place the net proceeds as short-term deposits only at licensed banks or financial institutions located in the PRC.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the date of this report.

EVENTS AFTER JUNE 30, 2022

Save as disclosed in this report, there was no other significant events that might adversely affect the Group after June 30, 2022, and up to the date of this report.

Other Information

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2022 were approved and authorized for issue by the Board on August 29, 2022.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP measures excluding the impact of share-based compensation expenses, which are non-cash in nature, from the respective GAAP measure. The Company presents the non-GAAP financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP measures is that they do not reflect all items of expenses that affect the Group's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Group's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the Company's non-GAAP financial measures to the most directly comparable U.S. GAAP measures are set forth below.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Six Months Ended	
	June 30, 2022	June 30, 2021
Reconciliation of operating expenses to non-GAAP operating expenses		
Research and development expenses	**(84,809)**	(77,366)
Add: Share-based compensation	**7,582**	6,801
Adjusted Research and development expenses	**(77,227)**	(70,565)
Sales and marketing expenses	**(30,339)**	(35,800)
Add: Share-based compensation	**3,500**	3,621
Adjusted Sales and marketing expenses	**(26,839)**	(32,179)
General and administrative expenses	**(35,160)**	(32,354)
Add: Share-based compensation	**23,744**	21,371
Adjusted General and administrative expenses	**(11,416)**	(10,983)
Reconciliation of loss from operations to non-GAAP loss from operations		
Loss from operations	**(94,942)**	(82,795)
Add: Share-based compensation expenses	**34,826**	31,793
Non-GAAP Loss from operations	**(60,116)**	(51,002)
Non-GAAP Operating margin	**(51.0)%**	(36.0)%
Reconciliation of net loss to non-GAAP net loss		
Net loss	**(90,822)**	(78,663)
Add: Share-based compensation expenses	**34,826**	31,793
Non-GAAP Net loss	**(55,996)**	(46,870)
Non-GAAP Net margin	**(47.5)%**	(33.1)%
Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	**553,471,745**	415,359,514
Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	**(0.10)**	(0.11)

Other Information

SAFE HARBOR STATEMENT

This report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this report are only made as of the date of this report, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Report on Review of Interim Financial Information



羅兵咸永道

To the Board of Directors of Tuya Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 32 to 69, which comprises the condensed consolidated balance sheet of Tuya Inc. (the "Company") and its subsidiaries (together, the "Group") as at June 30, 2022 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

OTHER MATTER

The comparative information for the condensed consolidated balance sheet is based on the audited financial statements as at December 31, 2021. The comparative information for the condensed consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows, and related explanatory notes, for the period ended June 30, 2021 has not been audited or reviewed.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong,
August 30, 2022

Condensed Consolidated Balance Sheets

As of December 31, 2021 and June 30, 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
ASSETS			
Current assets:			
Cash and cash equivalents		**599,213**	963,938
Restricted cash		**–**	638
Short-term investments	3	**352,300**	102,134
Accounts receivable, net	4	**23,571**	32,701
Notes receivable		**3,978**	1,393
Inventories, net	5	**57,152**	62,582
Prepayments and other current assets	6	**18,115**	27,882
Total current assets		**1,054,329**	1,191,268
Non-current assets:			
Property, equipment and software, net	7	**5,301**	6,805
Operating lease right-of-use assets, net	9	**13,956**	22,181
Long-term investments	8	**26,562**	26,078
Other non-current assets	6	**1,474**	1,818
Total non-current assets		**47,293**	56,882
Total assets		**1,101,622**	1,248,150
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	10	**14,945**	12,212
Advance from customers		**30,396**	31,088
Deferred revenue, current	12	**7,407**	9,254
Accruals and other current liabilities	11	**32,858**	50,847
Lease liabilities, current	9	**4,918**	5,697
Total current liabilities		**90,524**	109,098
Non-current liabilities:			
Lease liabilities, non-current	9	**8,413**	16,048
Deferred revenue, non-current	12	**587**	859
Other non-current liabilities	11	**8,560**	8,484
Total non-current liabilities		**17,560**	25,391
Total liabilities		**108,084**	134,489

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Balance Sheets

As of December 31, 2021 and June 30, 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Shareholders' equity:			
Class A ordinary shares (US$0.00005 par value; 600,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 491,846,560 shares issued as of December 31, 2021 and June 30, 2022, respectively; 480,241,752 and 466,313,734 shares outstanding as of December 31, 2021 and June 30, 2022, respectively)	15	**25**	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 79,400,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	15	**4**	4
Treasury stock (US$0.00005 par value; 11,604,808 and 25,532,826 shares as of December 31, 2021 and June 30, 2022, respectively)		**(94,873)**	(46,930)
Additional paid-in capital		**1,553,978**	1,526,140
Accumulated other comprehensive (loss)/income		**(6,876)**	2,320
Accumulated deficit		**(458,720)**	(367,898)
Total shareholders' equity		**993,538**	1,113,661
Total liabilities and shareholders' equity		**1,101,622**	1,248,150

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2021 and 2022
(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six months ended June 30, 2022 US$ (Unaudited)	2021 US$ (Unaudited)
Revenue	13	**117,871**	141,531
Cost of revenue		**(68,281)**	(82,446)
Gross profit		**49,590**	59,085
Operating expenses:			
Research and development expenses		**(84,809)**	(77,366)
Sales and marketing expenses		**(30,339)**	(35,800)
General and administrative expenses		**(35,160)**	(32,354)
Other operating incomes, net		**5,776**	3,640
Total operating expenses		**(144,532)**	(141,880)
Loss from operations		**(94,942)**	(82,795)
Other income/(loss)			
Other non-operating incomes, net		**1,347**	653
Financial income, net	14	**1,549**	3,890
Foreign exchange gain/(loss), net		**1,526**	(143)
Loss before income tax expense		**(90,520)**	(78,395)
Income tax expense	17	**(302)**	(268)
Net loss		**(90,822)**	(78,663)
Net loss attributable to Tuya Inc.		**(90,822)**	(78,663)
Net loss attributable to ordinary shareholders		**(90,822)**	(78,663)
Net loss		**(90,822)**	(78,663)
Other comprehensive (loss)/income			
Changes in fair value of long-term investments		**(1,146)**	–
Foreign currency translation		**(8,050)**	369
Total comprehensive loss attributable to Tuya Inc.		**(100,018)**	(78,294)
Net loss attributable to Tuya Inc.		**(90,822)**	(78,663)
Net loss attributable to ordinary shareholders		**(90,822)**	(78,663)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	18	**553,471,745**	415,359,514
Net loss per share attributable to ordinary shareholders-basic and diluted	18	**(0.16)**	(0.19)
Share-based compensation expenses were included in:			
Research and development expenses		**7,582**	6,801
Sales and marketing expenses		**3,500**	3,621
General and administrative expenses		**23,744**	21,371

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

For the six months ended June 30, 2021 and 2022
(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Ordinary shares (US$0.00005 par value) Number of shares issued	Amount US$	Additional paid-in capital US$	Accumulated other comprehensive income US$	Accumulated deficit US$	Total shareholders' (deficit)/equity US$
Balance as of December 31, 2020		221,980,000	11	27,315	481	(192,474)	(164,667)
Issuance of ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance (unaudited)		45,076,479	2	904,730	–	–	904,732
Issuance of ordinary shares prior to Initial Public Offering (unaudited)		16,026,282	1	199,999	–	–	200,000
Conversion of redeemable preferred shares (unaudited)	15	278,163,799	14	333,653	–	–	333,667
Net loss (unaudited)		–	–	–	–	(78,663)	(78,663)
Foreign currency translation adjustment (unaudited)		–	–	–	369	–	369
Exercise of share option (unaudited)		–	–	119	–	–	119
Share-based compensation (unaudited)		–	–	31,793	–	–	31,793
Balance as of June 30, 2021 (unaudited)		561,246,560	28	1,497,609	850	(271,137)	1,227,350

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

For the six months ended June 30, 2021 and 2022
(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Ordinary shares (US$0.00005 par value) Number of shares issued	Amount US$	Additional paid-in capital US$	Treasury stock Number of shares issued	Amount US$	Accumulated other comprehensive income/(loss) US$	Accumulated deficit US$	Total shareholders' equity US$
Balance as of December 31, 2021		571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661
Repurchase of ordinary shares (unaudited)	15	-	-	-	(16,086,682)	(55,370)	-	-	(55,370)
Exercise of share option (unaudited)		-	-	(6,988)	2,158,664	7,427	-	-	439
Net loss (unaudited)		-	-	-	-	-	-	(90,822)	(90,822)
Foreign currency translation adjustment (unaudited)		-	-	-	-	-	(8,050)	-	(8,050)
Fair value change of long-term investments (unaudited)		-	-	-	-	-	(1,146)	-	(1,146)
Share-based compensation (unaudited)		-	-	34,826	-	-	-	-	34,826
Balance as of June 30, 2022 (unaudited)		571,246,560	29	1,553,978	(25,532,826)	(94,873)	(6,876)	(458,720)	993,538

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2021 and 2022
(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six months ended June 30, 2022 US$ (Unaudited)	2021 US$ (Unaudited)
Cash flows from operating activities:			
Net loss		**(90,822)**	(78,663)
Adjustments to reconcile net loss to net cash generated from operating activities:			
Share-based compensation		**34,826**	31,793
Depreciation and amortization of property, equipment and software	7	**1,963**	1,624
Amortization of right-of-use assets	9	**2,872**	3,403
Allowance for doubtful receivables	4	**(31)**	352
Inventory write-downs		**1,695**	603
Gain on disposal of property, equipment and software		**(47)**	–
(Gain)/loss on foreign currency exchange rates		**(1,526)**	143
Fair value change on short-term and long-term investments	14	**1,291**	60
Investment loss	14	**2,052**	–
Changes in operating assets and liabilities:			
Accounts receivable		**9,161**	(2,707)
Notes receivable		**(2,585)**	(3,574)
Inventories		**3,735**	(9,649)
Prepayments and other current assets		**3,481**	(3,008)
Other non-current assets		**344**	166
Accounts payable		**2,733**	7,895
Advance from customers		**(692)**	7,425
Deferred revenue		**(2,119)**	3,843
Accruals and other payables		**(20,319)**	5,889
Lease liabilities		**(3,061)**	(4,837)
Other non-current liability		**76**	12,400
Net cash used in operating activities		**(56,973)**	(26,842)
Cash flows from investing activities:			
Payment for short-term investments		**(508,715)**	(300,896)
Proceeds from disposal of short-term investments		**255,151**	151,186
Proceeds from other investing activities		**762**	–
Purchase of property, equipment and software		**(543)**	(3,065)
Proceeds from disposal of property, equipment and software		**131**	41
Payment for long-term investments		**(1,575)**	–
Net cash used in investing activities		**(254,789)**	(152,734)

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2021 and 2022
(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Six months ended June 30,	
		2022	2021
		US$	US$
		(Unaudited)	(Unaudited)
Cash flows from financing activities:			
Proceeds from issuance of Class A ordinary shares upon Initial Public Offering and related over-allotment option		**–**	908,742
Payment for repurchase of ordinary shares		**(45,133)**	–
Proceeds from issuance of ordinary shares prior to Initial Public Offering		**–**	200,000
Proceeds from exercise of share options		**439**	118
Payments of deferred professional costs		**(3,951)**	(4,010)
Net cash (used in)/generated from financing activities		**(48,645)**	1,104,850
Effect of exchange rate changes on cash and cash equivalents		**(4,956)**	808
Net (decrease)/increase in cash and cash equivalents		**(365,363)**	926,082
Cash and cash equivalents, restricted cash at the beginning of period		**964,576**	158,955
Cash and cash equivalents, restricted cash at the end of period		**599,213**	1,085,037
Supplemental cash flow disclosures			
Cash paid for income tax		**(172)**	(267)

	As of June 30, 2022	As of December 31, 2021
	US$	US$
	(Unaudited)	
Cash and cash equivalents	**599,213**	963,938
Restricted cash	**–**	638
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	**599,213**	964,576

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal Activities

Tuya Inc. (the "Company") was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity ("VIE") (collectively referred to as the "Group") are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the "Smart device distribution").

(b) History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. ("Hangzhou Tuya Technology"), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the "Registered Shareholders") together with two unrelated investors of Series Angel financing (the "Non-Registered Shareholders VIE Investors") by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. ("the WFOE") was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology's shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the "VIE") became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group's condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE's shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE's shareholders. All rights and obligations, clause, and terms regarding VIE accounting and consolidation basis remained the same. The VIE continues to be under Wang Xueji's control during the periods presented.

The VIE operated de minimis business activities and had no material impact on the Company's financial position, results of operations or cash flows for the six months ended June 30, 2021 and 2022.

(c) COVID-19 impact and liquidity

For the six months ended June 30, 2021 and 2022, the Group's financial performance was not significantly impacted by COVID -19. Though the duration of and the extent to which this pandemic impacts the Group's results will depend on future developments, which are highly uncertain and cannot be predicted at this time. Based on the assessment on the Group's liquidity and financial positions, the Group believes that its current cash and cash equivalents and short-term investments will be sufficient to enable it to meet its anticipated working capital requirements and capital expenditures for at least the next 12 months from the date the condensed consolidated financial statements are issued.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Principles of Consolidation and Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.2 New Accounting Standards

Adoption of New Accounting Standards

Accounting Standards Update ("ASU") 2021-10, Government Assistance: Disclosures by Business Entities about Government Assistance. In November 2021, the Financial Accounting Standards Board ("FASB") issued an accounting standard update requiring entities to provide certain disclosures in annual period financial statements for those transactions with governments that are accounted for by applying a grant or contribution accounting model via analogy to other applicable accounting standards. We are assessing the effect on our annual consolidated financial statement disclosures; however, adoption will not impact our condensed consolidated balance sheets or income statements.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.2 New Accounting Standards *(Continued)*

Adoption of New Accounting Standards *(Continued)*

We also adopted the following ASUs during 2022, none of which had a material impact to our consolidated financial statements or financial statement disclosures:

ASU		Effective Date
2021-04	Issuer's Accounting for Certain Modifications or Exchanges of Warrants	January 1, 2022
2021-05	Lessors – Certain Leases with Variable Lease Payments	January 1, 2022
2021-08	Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	January 1, 2022

Accounting Standards Issued But Not Yet Adopted

ASU 2022-02, Financial Instruments – Credit Losses, Troubled Debt Restructurings and Vintage Disclosures. In March 2022, the FASB issued a new accounting standard that eliminates the troubled debt recognition and measurement guidance. The new standard requires that an entity apply the loan refinancing and restructuring guidance in ASC 310 to all loan modifications and/or receivable modifications. It also enhances disclosure requirements for certain refinancings and restructurings by creditors when a borrower is experiencing financial difficulty and requires disclosure of current-period gross charge-offs by year of origination in the vintage disclosure. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. We are assessing the effect of the new standard on our consolidated financial statements and disclosures.

All other ASUs issued but not yet adopted were assessed and determined to be either not applicable or are not expected to have a material impact to our condensed consolidated financial statements or financial statement disclosures.

3. SHORT-TERM INVESTMENT

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Time deposits	349,022	97,510
Equity securities with readily determinable fair value[1]	3,278	4,624
Total short-term investments	352,300	102,134

(1) Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. In the six months ended June 30, 2022, the Group recorded unrealized investment loss in fair value of US$1,346 (unaudited) in the condensed consolidated statements of comprehensive loss. There were no disposals of equity securities during the six months ended June 30, 2022.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

4. ACCOUNTS RECEIVABLE, NET

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Accounts receivable, gross	25,102	34,345
Less: allowance for doubtful accounts	(1,531)	(1,644)
Total accounts receivable, net	23,571	32,701

The Group recorded the allowance for doubtful accounts of US$352 (unaudited) and a reverse of allowance of US$31 (unaudited) for the six months ended June 30, 2021 and 2022, respectively.

An aging analysis based on relevant invoice dates is as follows:

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
0-3 months	10,058	29,962
3-6 months	2,599	1,279
6-12 months	10,914	1,444
Over 1 year	1,531	1,660
Total accounts receivable, gross	25,102	34,345

5. INVENTORIES, NET

Inventories consist of the following:

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Raw materials	53,770	55,845
Finished goods	4,689	5,958
Work in process	2,766	3,359
Low value consumables and spare parts	151	145
Less: inventory write-downs	(4,224)	(2,725)
Total inventories, net	57,152	62,582

The Group recorded inventory write-downs of US$603 and US$1,695 for the six months ended June 30, 2021 and 2022, respectively.

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

6. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Prepayments and other current assets		
Deferred professional costs	**7,701**	3,049
Advance to suppliers	**5,640**	12,529
VAT recoverable[(2)]	**1,805**	621
Interest receivable	**1,536**	123
Rental deposits	**571**	438
Receivables from third party payment platforms	**178**	175
Prepayment for share repurchase[(1)]	**–**	10,355
Others	**684**	592
Total prepayments and other current assets	**18,115**	27,882
Other non-current assets		
Rental deposits	**1,474**	1,818

(1) As of December 31, 2021, prepayment for share repurchase represented the advanced payment by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 15).

(2) VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Cost:		
Leasehold improvements	**3,302**	3,092
Computers and electronic equipment	**8,393**	8,539
Office equipment	**248**	437
Software	**641**	612
Construction in progress	**28**	–
Total cost	**12,612**	12,680
Less: Accumulated depreciation and amortization	**(7,311)**	(5,875)
Total property, equipment and software, net	**5,301**	6,805

Depreciation expense was US$1,624 (unaudited) and US$1,963 (unaudited) for the six months ended June 30, 2021 and 2022, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

8. LONG-TERM INVESTMENT

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Investments in available-for-sale debt securities[1]	26,012	25,583
Investment in an equity security with readily determinable fair values	550	495
Total long-term investments	26,562	26,078

(1)   As of December 31, 2021 and June 30, 2022, the balance represents the Group's shareholding interests of several privately held companies. In March 2022, the Group acquired a shareholding interest in a privately held company with a cash consideration of RMB10,000 thousand (unaudited) (equivalent to US$1,575 (unaudited)).

For all of the above-mentioned investments, as the Group has the right to request each investee to redeem the Group's investments at the Group's investment cost plus the interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt securities investments and were measured at their fair value.

9. OPERATING LEASES

The Company has operating leases primarily for office and operation space. The Company's operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were US$3,877 (unaudited) and US$3,823 (unaudited) for the six months ended June 30, 2021 and 2022, respectively.

The components of lease expenses were as follows:

	Six months ended June 30,	
	2022 US$ (Unaudited)	2021 US$ (Unaudited)
Lease cost:		
Amortization of right-of-use assets	2,872	3,403
Interest of lease liabilities	435	285
Expenses for short-term lease within 12 months	516	189
Total lease cost	3,823	3,877

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

9. OPERATING LEASES *(Continued)*

Supplemental cash flow information related to leases are as follows:

	Six months ended June 30,	
	2022	2021
	US$	US$
	(Unaudited)	(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities	**3,298**	5,102
Right-of-use assets obtained in exchange for operating lease liabilities	**270**	11,159

Supplemental condensed consolidated balance sheet information related to leases are as follows:

	As of June 30, 2022	As of December 31, 2021
	US$	US$
	(Unaudited)	
Right-of-use assets	**13,956**	22,181
Operating lease liabilities – current	**4,918**	5,697
Operating lease liabilities – non-current	**8,413**	16,048
Total lease liabilities	**13,331**	21,745
Weighted-average remaining lease term Operating leases	**3.14 years**	3.81 years
Weighted-average discount rate Operating lease	**4.75% per annum**	4.75% per annum

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

9. OPERATING LEASES *(Continued)*

Maturities of lease liabilities were as follows:

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
2022	2,541	6,722
2023	5,177	6,652
2024	3,338	4,909
2025	3,266	4,888
2026	54	646
2027	5	5
Total undiscounted lease payments	14,381	23,822
Less: imputed interest	(1,050)	(2,077)
Total lease liabilities	13,331	21,745

10. ACCOUNTS PAYABLE

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Total accounts payable	14,945	12,212

An aging analysis based on relevant invoice dates as follows:

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
0-3 months	14,080	11,493
3-6 months	547	209
6-12 months	261	215
Over 1 year	57	295
Total accounts payable	14,945	12,212

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

11. ACCRUALS AND OTHER LIABILITIES

The current and non-current portions of accruals and other liabilities consist of the following:

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Accruals and other current liabilities		
Salary and welfare payable	**15,011**	30,597
Professional service fee payables	**5,861**	5,558
Payment from depositary bank, current(2)	**3,113**	2,611
Cloud infrastructure and IT related services fee payables	**2,536**	3,110
Advertising and promotion fee payables	**1,283**	4,172
Tax payables	**1,283**	1,796
Deposit payable	**745**	–
Sales return allowances	**568**	709
Membership fee to be refunded(1)	**373**	471
Product warranty	**225**	339
Others	**1,860**	1,484
Total accruals and other current liabilities	**32,858**	50,847
Other non-current liabilities		
Payment from depositary bank, non-current(2)	**8,560**	8,484
Total accruals and other liabilities	**41,418**	59,331

(1) Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2019 Membership Program (Note 12).

(2) The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022, respectively. The amount was recorded ratably as other non-operating income over a five-year and 46 months arrangement period, respectively. For the six months ended June 30, 2021 and 2022, the Company recorded US$635 (unaudited) and US$1,347 (unaudited) in other non-operating income in the condensed consolidated statements of comprehensive loss, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

12. DEFERRED REVENUE

	As of June 30, 2022 US$ (Unaudited)	As of December 31, 2021 US$
Deferred Revenue		
– Cloud-based connectivity and basic IoT services[1]	**1,985**	2,669
– Membership[2]	**1,979**	3,473
– SaaS[3]	**4,030**	3,971
Total deferred revenue	**7,994**	10,113

(1) **Deferred cloud-based connectivity and basic IoT services related revenue**

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group's provision of cloud-based connectivity obligation and basic IoT services to customers.

	Six months ended June 30,	
	2022 US$ (Unaudited)	2021 US$ (Unaudited)
Beginning balances	**2,669**	2,058
Deferral of revenue	**539**	1,458
Recognition of deferred revenue	**(1,223)**	(740)
Ending balances	**1,985**	2,776

(2) **Deferred Revenue – Membership**

The Group started a membership program (the "2019 Membership Program") in the fourth quarter of 2019. In the 2019 Membership Program, customers pay a fixed fee in exchange for IoT PaaS discount, VIP technical support, valued added services ("VAS" i.e., customized app development), and free participation in promotional activities. The promise to provide for technical support related services, the promotion related services and VAS are considered immaterial promises in the contract and are not considered distinct performance obligations. The membership fee is refundable if the volume requirements are met when the membership period ends. The Group historically generally refunds the membership fees even if the volume requirements are not met. Therefore, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability under the 2019 Membership Program.

The Group launched a new membership program (the "2020 Membership Program") in the fourth quarter of 2020. In the 2020 Membership Program, customers pay a non-refundable fixed fee in exchange for member-exclusive IoT PaaS discounts within the membership period of typically 12 months. The Group records the upfront fixed membership fee as a deferred revenue and recognizes revenue on a straight-line basis typically over the 12-month membership period in which customers entitle to the membership.

Deferred Revenue – Membership represents the Group's remaining performance obligation performed over the period of time under its 2020 Membership Program.

	Six months ended June 30,	
	2022 US$ (Unaudited)	2021 US$ (Unaudited)
Beginning balances	**3,473**	1,077
Deferral of revenue	**1,931**	4,839
Recognition of deferred revenue	**(3,425)**	(2,259)
Ending balances	**1,979**	3,657

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

12. DEFERRED REVENUE *(Continued)*

(3) Deferred Revenue – SaaS

Deferred Revenue – SaaS mainly represents the Group's remaining performance obligation in providing industry SaaS services over the period of time.

	Six months ended June 30,	
	2022	2021
	US$	US$
	(Unaudited)	(Unaudited)
Beginning balances	**3,971**	1,040
Deferral of revenue	**3,531**	1,468
Recognition of deferred revenue	**(3,472)**	(923)
Ending balances	**4,030**	1,585

13. REVENUE

The Group's revenue was disaggregated by its major revenue streams in the six months presented as follows:

	Six months ended June 30,	
	2022	2021
	US$	US$
	(Unaudited)	(Unaudited)
IoT PaaS	**89,364**	126,702
Smart device distribution	**15,568**	9,143
SaaS and others	**12,939**	5,686
Total revenue	**117,871**	141,531

Remaining performance obligations

The remaining performance obligations primarily relate to the Group's provision of i) cloud-based connectivity and basic IoT services; ii) membership services; and iii) SaaS and others, and all three of them are included in deferred revenue.

The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated IoT PaaS product's life cycle. The Group apportions deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to the Group's cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.

Starting from the fourth quarter of 2020, there are i) upfront fixed membership fee received and recorded as deferred revenue, and recognized as revenue on a straight-line basis typically over the 12-month membership period in which customers are entitled to the membership; and ii) amounts related to providing industry SaaS (included in SaaS and others), for which, the Company generally charges an annual subscription fee, which is deferred and recognized on a straight-line basis typically over the 12-month service period.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

13. REVENUE *(Continued)*

Remaining performance obligations *(Continued)*

As of December 31, 2021 and June 30, 2022, the aggregate amount of transaction price allocated to the remaining performance obligations was US$10,113 and US$7,994 (unaudited), respectively, of which US$9,254 and US$7,407 (unaudited) were recorded in current deferred revenue while US$859 and US$587 (unaudited) were recorded in non-current deferred revenue, respectively.

The Group's contract liability, including both deferred revenue and the advance from customers, is US$41,201 and US$38,390 (unaudited) as of December 31, 2021 and June 30, 2022, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts with durations of one year or less. The remaining amounts recorded in non-current deferred revenue of US$859 and US$587 (unaudited) as of December 31, 2021 and June 30, 2022, respectively, would likely be recognized within 18 to 36 months.

The Group provides warranty for IoT PaaS and smart device distribution mainly for one year. The Group accrues a warranty reserve for all IoT PaaS and smart device distribution, which represents the Group's best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve is included within accruals and other liabilities in the consolidated balance sheets.

14. FINANCIAL INCOME, NET

	Six months ended June 30,	
	2022	2021
	US$	US$
	(Unaudited)	(Unaudited)
Interest income and investment income, net[1]	**2,840**	3,950
Fair value change of short-term investments	**(1,346)**	–
Fair value change of long-term investments	**55**	(60)
Total financial income, net	**1,549**	3,890

(1) Interest income and investment income, net included interest income and investment income of US$3,950 (unaudited) and US$4,892 (unaudited), as well as investment loss from forward exchange contracts of nil (unaudited) and US$2,052 (unaudited), for the six months ended June 30, 2021 and 2022, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

15. ORDINARY SHARES

On August 30, 2021, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of American depositary shares ("ADSs") each representing one Class A ordinary shares during a twelve-month period (collectively, the "Share Repurchase Program"). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. In the six months ended June 30, 2022 (unaudited), the Company repurchased total 16,086,682 ADSs representing 16,086,682 of Class A ordinary shares under the Share Repurchase Program at a weighted average price of US$3.42 per ADS. The remaining authorized amount under the Share Repurchase Program is US$91 million.

As of June 30, 2022 (unaudited), the Company had in aggregate of 491,846,560 Class A ordinary shares issued and 466,313,734 shares Class A outstanding, at a par value of US$0.00005. As of June 30, 2022 (unaudited), the Company had in aggregate of 79,400,000 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

Immediately prior to the completion of the Initial Public Offering (the "IPO"), all classes of Preferred Shares of the Company were converted to ordinary shares upon completion of the IPO. As of December 31, 2021 and June 30, 2022 (unaudited), the balance of Preferred Shares is nil.

16. SHARE-BASED COMPENSATION

In December 2014, the board of directors of the Company adopted the Company's 2015 Equity Incentive Plan ("the 2015 Plan") and reserved 31,918,690 ordinary shares for issuance under the Plan to grant share-based awards, including restricted shares and share options, to its service providers, defined as the Company's global employees, director and external consultants. In July 2020, the 2015 Plan was modified to allow the Company with the intentions of i) providing for the award of restricted stock units ("RSUs") under the 2015 Plan and ii) amending the exercise price of certain outstanding share options held by certain optionees located outside of the U.S. to purchase ordinary shares of the Company (the "Share Option Repricing"), and the number of ordinary shares reserved for the 2015 Plan was modified to 60,778,005 (adjusted in accordance with the Share Split). As of December 31, 2020, the Company had not granted any RSUs to anyone yet, neither had the Company entered any repricing agreement with the optionee under the 2015 Plan yet. As of December 31, 2020, the Company had not granted any restricted shares to anyone yet, except that the part of the ordinary shares issued to the Registered Shareholders with restricted conditions from December 2014 to 2018 was considered as shared based compensation, see below Registered Shareholders' Restricted Shares.

Since adoption of the 2015 Plan, the Company granted options to its global employees, directors and external consultants. All options granted have a contractual term of ten years from the grant date, and the vest over a period of four years of continuous service. The share options granted to the PRC employee grantees shall become fully vested under the same service conditions and vesting schedule and, to the extent permissible under applicable law, exercisable upon the occurrence of a Change in Control (as defined in the 2015 Plan).

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION *(Continued)*

The Company accounts for share-based compensation costs (based on the fair value as of the respective grant date) on a straight-line bases over the requisite service period for each award.

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$4,649 (unaudited) and US$878 (unaudited) in its condensed consolidated financial statements for the six months ended June 30, 2021 and 2022, and estimated approximately US$1,807 (unaudited) to be amortized over the remaining requisite service period for the optionees till year ended December 31, 2024.

On February 21, 2021, the 2015 Plan was amended to increase the number of ordinary shares available and reserved for issuance under the 2015 Plan to 76,778,005 ordinary shares, which was approved by the board of directors of the Company and the shareholders of the Company.

On February 25, 2021, the board of directors of the Company approved further amendment to the 2015 Plan, which provides that starting on January 1, 2022, on the first day of each fiscal year thereafter, the total number of shares available for issuance under the 2015 Plan was increased by an amount equal to the least of (i) 2% of the aggregate number of shares of all classes of ordinary shares of the Company's issued and outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the board of directors.

The Company granted 15,275,000 (unaudited) and 2,765,000 (unaudited) new share options with four-year requisite service period to its employees and non-employees for the six months ended June 30, 2021 and 2022, respectively. As of December 31, 2021 and June 30, 2022, 59,961,539 and 59,325,375 (unaudited) options were outstanding under the 2015 Plan.

Starting from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 157,500 (unaudited) and 3,158,500 (unaudited) RSUs with four-year requisite service period to its employees and non-employees for the six months ended June 30, 2021 and 2022. As of December 31, 2021 and June 30, 2022, 3,050,000 and 5,702,500 (unaudited) RSUs were outstanding under the 2015 Plan, respectively.

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION *(Continued)*

Share Options

The following table sets forth the share options activity for the six months ended June 30, 2021 (unaudited) and 2022 (unaudited):

	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2020	48,740,000	0.33	1.05	7.02	591,879
Granted (unaudited)	15,275,000	0.24	13.14		
Forfeited (unaudited)	(787,000)	0.32	6.67		
Outstanding as of June 30, 2021 (unaudited)	63,228,000	0.17	3.91	7.23	1,538,238
Outstanding as of December 31, 2021	**59,961,539**	**0.17**	**4.40**	**6.95**	**364,287**
Granted (unaudited)	**2,765,000**	**0.20**	**3.27**		
Exercised (unaudited)	**(2,158,664)**	**0.16**	**1.21**		
Forfeited (unaudited)	**(1,242,500)**	**0.50**	**9.23**		
Outstanding as of June 30, 2022 (unaudited)	**59,325,375**	**0.17**	**4.37**	**6.58**	**145,383**

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2021: US$374,760, June 30, 2022: US$155,432 (unaudited)).

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION *(Continued)*

Share Options *(Continued)*

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company's options grants were as follow:

	Six Months ended June 30,	
	2022	2021
	(Unaudited)	(Unaudited)
Exercise price (US Dollar)	**0.2**	0.2-2.88
Exercise multiple	**2.2-2.8**	2.2-2.8
Risk-free interest rate	**1.92%-3.22%**	1.13%-1.79%
Expected term (in years)	**10**	10
Expected dividend yield	**–**	–
Expected volatility	**55.68%-55.78%**	50.4%-50.73%
Expected forfeiture rate (post-vesting)	**5.83%-7.70%**	2.96%-5.83%
Fair value of the underlying shares on the date of options grants (US Dollar)	**2.24-5.46**	12.48-20.91
Fair value of share option (US Dollar)	**2.05-5.27**	9.95-20.91

As of June 30, 2022, there were US$162,075 (unaudited) of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 1.35 years (unaudited), respectively.

Restricted Share Units

The following table sets forth the service-based RSUs activity for the six months ended June 30, 2021 (unaudited) and 2022 (unaudited):

	Number of shares	Weighted average grant date fair value per share
Outstanding as of December 31, 2020	–	–
Granted (unaudited)	157,500	20.97
Forfeited (unaudited)	–	–
Outstanding as of June 30, 2021 (unaudited)	157,500	20.97
Outstanding as of December 31, 2021	**3,050,000**	**8.80**
Granted (unaudited)	**3,158,500**	**4.77**
Forfeited (unaudited)	**(506,000)**	**8.07**
Outstanding as of June 30, 2022 (unaudited)	**5,702,500**	**6.63**

As of June 30, 2022, there were US$31,413 (unaudited) of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 3.35 years (unaudited).

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

PRC Enterprise Income Tax ("EIT")

On March 16, 2007, the National People's Congress of PRC enacted the Enterprise Income Tax Law (the "new CIT Law"), under which foreign invested enterprises ("FIEs") and domestic companies would be subject to enterprise income tax ("EIT") at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in 2018. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. The WFOE renewed its "High-tech Enterprise" certificate in 2021, which allowed it to apply an income tax rate of 15% for the three years ended December 31, 2022, 2023 and 2024.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. INCOME TAXES *(Continued)*

PRC *(Continued)*

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located."

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong is a local tax resident and owns directly at least 25% of the shares of the FIE, and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2021 and June 30, 2022 (unaudited), the Company did not record any withholding tax on the retained earnings of its subsidiaries and the VIE in the PRC as the Group does not have any plan to require its PRC subsidiaries and the VIE to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

United States

The Company's subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2021 and 2022.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. INCOME TAXES *(Continued)*

Composition of income tax expense

The components of loss before tax are as follow:

	Six months ended June 30, **2022** **US$** **(Unaudited)**	2021 US$ (Unaudited)
Loss before tax		
Loss from PRC entities	**83,128**	68,407
Loss from overseas entities	**7,392**	9,988
Total loss before tax	**90,520**	78,395

	Six months ended June 30, **2022** **US$** **(Unaudited)**	2021 US$ (Unaudited)
Current income tax expense	**302**	268
Deferred income tax	**–**	–
Total income tax expense	**302**	268

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Six months ended June 30, **2022** **(Unaudited)**	2021 (Unaudited)
PRC Statutory income tax rate	**25.0%**	25.0%
Effect of tax rates in different tax jurisdiction	**-0.8%**	-2.1%
Effect of preferential tax rate for qualified HNTE entities(1)	**-5.5%**	0.9%
Additional deduction for research and development expenditures	**6.0%**	6.6%
Share-based compensation	**-8.5%**	-9.0%
Permanent book-tax differences	**-0.1%**	3.9%
Change in valuation allowance(2)	**-16.4%**	-25.6%
Effective tax rates	**-0.3%**	-0.3%

(1) The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2) Valuation allowance for the six months ended June 30, 2021 (unaudited) and 2022 (unaudited) are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

18. BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the six months ended June 30, 2021 and 2022 are calculated as follows:

	Six months ended June 30,	
	2022	2021
	US$	US$
	(Unaudited)	(Unaudited)
Basic and diluted net loss per share calculation		
Numerator:		
Net loss attributable to Tuya Inc.'s ordinary shareholders, basic and diluted	**(90,822)**	(78,663)
Denominator:		
Weighted-average ordinary shares outstanding, basic and diluted	**553,471,745**	415,359,514
Net loss per share attributable to ordinary shareholders:		
– Basic	**(0.16)**	(0.19)
– Diluted	**(0.16)**	(0.19)

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of June 30, 2022	As of December 31, 2021
	(Unaudited)	
Share option and RSU-weighted shares	**65,066,683**	61,989,697

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

19. COMMITMENTS AND CONTINGENCIES

(a) Capital and other commitments

There are no future minimum capital commitments as of December 31, 2021 and June 30, 2022 (unaudited).

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease with a lease term commitment of one year or less lease term, for which the Group elected to not recognize any lease liability or right-of-use asset, therefore not yet reflected in the condensed consolidated financial statements as of December 31, 2021 and June 30, 2022 were US$99 and US$28 (unaudited), respectively.

(c) Services purchase commitment

As of December 31, 2021, the Group's services purchase commitments were as follows:

	Total US$	Less Than 1 year US$	1-3 years US$	3-5 years US$
Purchase obligations (i)	31,771	6,146	15,000	10,625

As of June 30, 2022 (unaudited), the Group's services purchase commitments were as follows:

	Total US$ (Unaudited)	**Less Than 1 year US$ (Unaudited)**	**1-3 years US$ (Unaudited)**	**3-5 years US$ (Unaudited)**
Purchase obligations (i)	**26,329**	**4,454**	**15,000**	**6,875**

(i) Purchase obligations represent US$31,771 of remaining non-cancellable contractual commitments as of December 31, 2021, related to one of the Group's third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 as a minimum purchase commitment. The Group had made payments totalling US$5,729 under this agreement as of December 31, 2021.

Purchase obligations represent US$26,329 (unaudited) of remaining non-cancellable contractual commitments as of June 30, 2022, related to one of the Group's third-party cloud infrastructure agreement, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 as a minimum purchase commitment. The Group had made payments totalling US$11,171 under this agreement as of June 30, 2022.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

19. COMMITMENTS AND CONTINGENCIES *(Continued)*

(d) Contingencies

On August 9, 2022, the Company and certain of its current and former officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Southern District of New York, alleging that certain material misstatements and/or omissions were made in the Company's March 2021 IPO registration statement. As of August 30, 2022, the case remained in its preliminary stage and the Group was unable to predict the outcome of the case, or reasonably estimate a range of possible loss, if any, given the current status of the case. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liability in this regard for the above action as of June 30, 2022 (unaudited) and August 30, 2022 (unaudited). Other than as disclosed above, as of December 31, 2021, June 30, 2022 (unaudited) and August 30, 2022 (unaudited), the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

20. RELATED PARTY TRANSACTIONS

The table below sets forth the major related party and their relationships with the Company as of June 30, 2021 and 2022:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders

There was no related party transaction for the six months ended June 30, 2021 (unaudited) and 2022 (unaudited).

21. FAIR VALUE MEASUREMENT

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value include:

• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

• Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENT *(Continued)*

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, account receivables, notes receivable, certain other current assets, long-term investments, trade payables and certain accruals and other liabilities. As of December 31, 2021 and June 30, 2022, except for short-term investments, debt securities and equity securities with readily determinable fair value included in long-term investments, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair value included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits and wealth management products included in short-term investments and the derivative instruments included in prepayment and other current asset at fair value, and discloses their fair value based on level 2 measurement. The Group reports equity securities with readily determinable fair value included in long-term investments at fair value and discloses the fair value of these investments based on level 2 measurement. The Group reports investment in available-for-sale debt securities included in long-term investments at fair value and discloses the fair value of these investments based on level 3 measurement.

The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

		Fair value measurement at reporting date using		
Description	Fair value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	102,134	4,624	97,510	–
Derivative instruments	74	–	74	–
Long-term investments	26,078	–	495	25,583
	128,286	4,624	98,079	25,583

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENT *(Continued)*

Description	Fair value as of June 30, 2022 (Unaudited)	Fair value measurement at reporting date using		
		Quoted Prices in Active Markets for Identical Assets (Level 1) (Unaudited)	Significant Other Observable Inputs (Level 2) (Unaudited)	Significant Unobservable Inputs (Level 3) (Unaudited)
Assets:				
Short-term investments	353,300	3,278	349,022	–
Long-term investments	26,562	–	550	26,012
	379,862	3,278	349,572	26,012

The roll forward of major Level 3 investments are as follows:

	US$
Fair value of Level 3 investments as of December 31, 2021	25,583
New addition (Unaudited)	1,575
The change in fair value of the investments (Unaudited)	(1,146)
Fair value of Level 3 investments as of June 30, 2022 (Unaudited)	26,012

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of June 30, 2022 are as follows:

Unobservable Inputs	(Unaudited)
Expected volatility	43%-59%
Probability	Liquidation scenario:35%-45%
	Redemption scenario:35%-45%
	IPO scenario:10%-30%

22. DIVIDENDS

The board of directors of the Company did not recommend the distribution of any interim dividend for the six months ended June 30, 2022 and 2021.

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 30, 2022 which is the date these condensed consolidated financial statements are issued.

On July 5, 2022, the Company successfully completed the dual primary listing of its Class A ordinary shares on Main Board of The Stock Exchange of Hong Kong Limited. The Company issued 7,300,000 Class A ordinary shares in the global offering at the offer price of HK$19.30 per Class A ordinary share.

In July 2022, the Company granted a total of 400,000 RSUs under the 2015 Plan to its employees and non-employees, which is only subject to service conditions. As a result of this share option grant, the Company estimated total share-based compensation expense of approximately US$1,024 to be recorded in its consolidated financial statements over the vesting period of four years starting from 2022.

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences between the Financial Information of the Group prepared under U.S. GAAP and IFRSs are as follows:

	As of December 31, 2021							
Condensed consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Expected credit loss (Note(e))	Long-term investments (Note(f))	
Operating lease right-of-use assets, net	22,181	-	-	(263)	-	-	-	21,918
Accounts receivable, net	32,701	-	-	-	-	(632)	-	32,069
Notes receivable	1,393	-	-	-	-	(49)	-	1,344
Prepayments and other current assets	27,882	-	(2,148)	-	-	(23)	-	25,711
Long-term investments	26,078	-	-	-	-	-	(25,583)	495
Other non-current assets	1,818	-	-	-	-	(24)	-	1,794
Financial assets at fair value through profit or loss	-	-	-	-	-	-	25,583	25,583
Total assets	1,248,150	-	(2,148)	(263)	-	(728)	-	1,245,011
Financial liabilities at fair value through profit or loss	-	-	-	-	-	-	-	-
Total liabilities	134,489	-	-	-	-	-	-	134,489
Accumulated deficit	(367,898)	(5,513,140)	(5,304)	(263)	(38,815)	(728)	357	(5,925,791)
Accumulated other comprehensive income	2,320	-	-	-	-	-	(357)	1,963
Additional paid-in capital	1,526,140	5,513,140	3,156	-	38,815	-	-	7,081,251
Total shareholder's equity/(deficit)	1,113,661	-	(2,148)	(263)	-	(728)	-	1,110,522

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

Condensed consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$ Classification and measurement of preferred shares (Note(a))	US$ Listing expenses (Note(b))	US$ Operating leases (Note(c))	US$ Share-based compensation (Note(d))	US$ Expected credit loss (Note(e))	US$ Long-term investments (Note(f))	US$
Operating lease right-of-use assets, net	13,956	-	-	(336)	-	-	-	13,620
Accounts receivable, net	23,571	-	-	-	-	(815)	-	22,756
Notes receivable	3,978	-	-	-	-	(87)	-	3,891
Prepayments and other current assets	18,115	-	(5,392)	-	-	(17)	-	12,706
Other non-current assets	1,474	-	-	-	-	(17)	-	1,457
Long-term investments	26,562	-	-	-	-	-	(26,012)	550
Financial assets at fair value through profit or loss	-	-	-	-	-	-	26,012	26,012
Total assets	1,101,622	-	(5,392)	(336)	-	(936)	-	1,094,958
Financial liabilities at fair value through profit or loss	-	-	-	-	-	-	-	-
Total liabilities	108,084	-	-	-	-	-	-	108,084
Accumulated deficit	(458,720)	(5,513,140)	(8,548)	(336)	(51,631)	(936)	(789)	(6,034,100)
Accumulated other comprehensive (loss)/income	(6,876)	-	-	-	-	-	789	(6,087)
Additional paid-in capital	1,553,978	5,513,140	3,156	-	51,631	-	-	7,121,905
Total shareholder's equity/(deficit)	993,538	-	(5,392)	(336)	-	(936)	-	986,874

As of June 30, 2022 (Unaudited)

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

	Six months ended June 30, 2021 (Unaudited)							
Condensed consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Expected credit loss (Note(e))	Long-term investments (Note(f))	
Research and development expenses	(77,366)	–	–	159	(2,605)	–	–	(79,812)
Sales and marketing expenses	(35,800)	–	–	71	(749)	–	–	(36,478)
General and administrative expenses	(32,354)	–	(2,997)	7	(10,324)	411	–	(45,257)
Other non-operating incomes, net	653	–	–	1	–	–	–	654
Other losses – net	–	(2,950,675)	–	–	–	–	–	(2,950,675)
Financial income/(loss), net	3,890	–	–	(285)	–	–	–	3,605
Net loss	(78,663)	(2,950,675)	(2,997)	(47)	(13,678)	411	–	(3,045,649)
Other comprehensive income	369	343	–	–	–	–	–	712
Net comprehensive loss	(78,294)	(2,950,332)	(2,997)	(47)	(13,678)	411	–	(3,044,937)

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

Condensed consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	Six months ended June 30, 2022 (Unaudited)						Amounts as reported under IFRSs
		IFRSs adjustments						
	US$	US$ Classification and measurement of preferred shares (Note(a))	US$ Listing expenses (Note(b))	US$ Operating leases (Note(c))	US$ Share-based compensation (Note(d))	US$ Expected credit loss (Note(e))	US$ Long-term investments (Note(f))	US$
Research and development expenses	(84,809)	-	-	116	(2,261)	-	-	(86,954)
Sales and marketing expenses	(30,339)	-	-	93	(1,156)	-	-	(31,402)
General and administrative expenses	(35,160)	-	(3,244)	4	(9,399)	(208)	-	(48,007)
Other non-operating incomes, net	1,347	-	-	149	-	-	-	1,496
Other losses – net	-	-	-	-	-	-	-	-
Financial income/(loss), net	1,549	-	-	(435)	-	-	(1,146)	(32)
Net loss	(90,822)	-	(3,244)	(73)	(12,816)	(208)	(1,146)	(108,309)
Other comprehensive (loss)/income	(9,196)	-	-	-	-	-	1,146	(8,050)
Net comprehensive loss	(100,018)	-	(3,244)	(73)	(12,816)	(208)	-	(116,359)

(a) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The Preferred Shares are recorded initially at fair value, net of issuance costs, and carried at the amount recorded at inception and no subsequent changes are needed.

Under IFRSs, the preferred shares, represent a financial liability with embedded features. The preferred shares are measured at fair value and designated as of fair value through profit or loss with issuance costs recorded in general and administrative expenses. The issuance costs are recorded in profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in the Company's own credit risk shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.

Accordingly, the reconciliation includes a fair value loss difference of US$2,950,675 recognized in net loss attributable to the Company and a difference from change of the Company's own credit risk of US$343 in other comprehensive income in the consolidated statements of comprehensive loss for the six months period ended June 30, 2021.

All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in March 2021. Consequently, the reconciliation includes a difference between accumulated deficit and additional paid-in capital between U.S. GAAP and IFRSs of US$5,513,140 as of December 31, 2021 and June 30, 2022 (unaudited).

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(b) Listing expenses

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("listing expenses") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of US$2,997 (unaudited) for the six months ended June 30, 2021 and a difference in additional paid-in capital of US$3,156 as of December 31, 2021, in relation to the listing expenses incurred during the initial public offering and listing of the Company's ADSs in the United States in March 2021. For the six months ended June 30, 2022, the reconciliation also includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of US$3,244 (unaudited), which is the difference of prepayments and other current assets between December 31, 2021 and June 30, 2022 in relation to the listing expenses of the expected Hong Kong dual primary listing in 2022.

(c) Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRSs which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the condensed consolidated statements of comprehensive loss of US$47 (unaudited) and US$73 (unaudited) for each of the six months ended June 30, 2021 and 2022, respectively. The reconciliation also includes a difference in total shareholders' equity of US$263 and US$336 (unaudited) as of December 31, 2021 and June 30, 2022.

(d) Share-based compensation

The Group granted Share Options and Restricted Shares Units with service condition to employees and consultants who rendered services that are similar to those rendered by employees, and the share-based compensation expenses were recognized over the vesting period using straight-line method with election of no estimation of expected forfeitures under U.S. GAAP. While under IFRSs, the graded vesting method with forfeitures estimation must be applied. Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of US$13,678 (unaudited) and US12,816 (unaudited) for the six months ended June 30, 2021 and 2022, respectively.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(e) Expected credit loss

Under current U.S. GAAP, a number of impairment models exist for various types of financial instruments not measured at fair value through net income. These models recognize impairments when losses have been incurred, as opposed to expected in the future. For loans, the overriding concept in U.S. GAAP is that impairment losses should be recognized when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the financial statements. Losses are not to be recognized before it is probable that they have been incurred, even though it may be probable or expected based on past experience that losses will be incurred in the future. For trade receivables, most entities use reserving matrices in which historical loss percentages are applied to the respective aging categories. Those historical loss percentages typically are not adjusted for future expectations. Receivables that are either current or not yet due do not generally have a reserve. For available for sale securities, entities generally record an impairment loss when the decline in fair value is "other than temporary."

IFRS 9 introduced an expected loss model for financial assets. While certain simplifications exist for trade receivables, notes receivables and other current assets, the general model applies to assets at amortized cost and FVOCI. Unlike current U.S. GAAP, the model is forward looking and incorporates historical information, current information, and reasonable and supportable forecasts of future conditions. The model contains three stages for measuring impairment losses based on the changes in credit quality of the instrument since inception. Stage 1 includes financial instruments that have not had a significant increase in credit risk (SICR) since initial recognition or that have low credit risk at the reporting date. For these assets, an entity will typically record a 12-month Expected Credit Losses (ECL). It is not the expected cash shortfalls over the 12-month period, but the entire credit loss on an asset weighted by the probability that the loss will occur in the next 12 months. Stage 2 includes financial instruments that have had a SICR since initial recognition. For these assets, lifetime ECL is recognized, but interest revenue is still recognized on the gross carrying amount of the asset. Stage 3 includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime ECL is recognised and interest revenue is calculated on the net carrying amount. An entity is required to continually assess whether a SICR has occurred. The Group expects that there is no significant credit risk associated with other financial assets, such as cash and cash equivalents and time deposits, since they are substantially deposited at state owned banks and other medium or large-sized listed banks.

Accordingly, the reconciliation includes a difference of (reverse of expenses)/expenses recognized in the consolidated statements of condensed comprehensive loss of US$(411) (unaudited) and US$208 (unaudited) for each of the six months ended June 30, 2021 and 2022, respectively. The reconciliation also includes a decrease in assets of US$728 and US$936 (unaudited) as of December 31, 2021 and June 30, 2022 respectively.

(Unaudited, all amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(f) Long-term Investments

The Group made a series of long-term investments in privately held companies (the "Investees") during the Track Record Period. From the Group's perspective, for those investments on which the Group has no significant influence, since those investments could not meet the definition of the equity instrument, and the contractual cash flow could not pass the Solely Payments of Principal and Interest (the "SPPI") test, thus under IFRSs they should be classified as financial assets measured at fair value through profit or loss; For remaining investments on which the Group has significant influence, since the Group has some special preferential rights over the equity investments, such as redemption rights, anti-dilution rights and etc., and distinguish the risks and rights of the Group from other ordinary shareholders, thus under IFRSs, the long-term investments are also classified as financial assets measured at fair value through profit or loss. However, under U.S. GAAP, all forementioned investments were classified as available-for-sale debt investments and were measured at fair value through other comprehensive income.

Accordingly, the reconciliation includes a reclassification between long-term investments and financial assets at fair value through profit or loss of US$25,583 and US$26,012 (unaudited) as of December 31, 2021 and June 30, 2022. For the six months ended June 30, 2022, the fair value changes of the Group's investments in these privately held companies were US$1,146.

Definitions

"2015 Equity Incentive Plan"	the equity incentive plan the Company adopted on December 23, 2014, as amended from time to time
"ADS(s)"	American Depositary Shares, each representing one Class A Ordinary Share
"Articles" or "Articles of Association"	the eighth amended and restated articles of association of the Company adopted by a special resolutions of the Shareholders on February 21, 2021 and effective in March 2021
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Shares"	class A ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Shares"	class B ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is currently entitled to fifteen votes per Share (and will be entitled to ten votes per Share after amendment of the Articles in the Post-Listing GM) on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Company" or "our Company"	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities the Group control wholly or partly through the Contractual Arrangements, namely Hangzhou Tuya Technology and its subsidiaries (if any)
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between Hangzhou Tuya Information Technology Co., Ltd.* (杭州塗鴉信息技術有限公司), the Consolidated Affiliated Entity and the Registered Shareholders (as applicable) on December 23, 2014, first amended and restated on August 23, 2019 (as applicable), and further amended and restated on January 19, 2022

"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang, Mr. Chen, Mr. ZHOU Ruixin, Tuya Group Inc., Tenet Group, Tenet Vision, Tenet Global, Tenet Smart, Unileo and Valgolden Limited
"Corporate Governance Code"	The Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Depositary"	The Bank of New York Mellon, the depositary of our ADSs
"Director(s)"	the director(s) of the Company
"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering
"Group", "our Group", "we","us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of the Company at the relevant time
"Hangzhou Tuya Technology"	Hangzhou Tuya Technology Co., Ltd.* (杭州塗鴉科技有限公司), a limited liability company established under the laws of the PRC on June 16, 2014 and a Consolidated Affiliated Entity
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong dollars" or "HK dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong Public Offering"	the offer of the 730,000 Class A Ordinary Shares for subscription by the public in Hong Kong on the terms and subject to the conditions described in the Prospectus
"International Offering"	the conditional placing of the 6,570,000 Class A Ordinary Shares
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	July 5, 2022, the date on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were to be first permitted to take place on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

Definitions

"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Memorandum"	the eighth amended and restated memorandum of association of the Company adopted by a special resolutions of the Shareholders on February 21, 2021 and effective in March 2021
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"Mr. Chen"	Mr. Chen Liaohan (陳燎罕), the founder, an executive Director, co-chairman of the Board, president of the Company, and one of our Controlling Shareholders
"Mr. Wang's Family Trust"	a trust established on February 1, 2021 by Mr. Wang, as the settlor with TMF (Cayman) Ltd. as the trustee and Mr. Wang and Tuya Group Inc. being the beneficiaries
"Mr. Wang"	Mr. Wang Xueji (王學集), the founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of our Controlling Shareholders
"Mr. Yang"	Mr. Yang Yi (楊懿), the co-founder, an executive Director and chief operation officer of the Company
"Nomination Committee"	the nomination committee of the Board
"NYSE"	the New York Stock Exchange
"OEM(s)"	original equipment manufacturer(s)
"Post-Listing GM"	the first general meeting of the Company to be convened within six months from the Listing Date, in which shareholders' approval will be sought to amend the Articles, details of which are described in the section headed "Waivers and Exemptions – Requirements Relating to the Articles of Association of the Company" in the Prospectus
"Prospectus"	the prospectus of the Company dated June 22, 2022
"R&D"	research and development
"Registered Shareholders"	the registered shareholders of our Consolidated Affiliated Entity, namely, Mr. Wang, Mr. Chen, Mr. ZHOU Ruixin, Mr. LIN Yaona and Mr. CHEN Peihong

"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Articles of Association, being: (i) any amendment to the Memorandum or Articles, (ii) the variation of the rights attached to any class of shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"RSU(s)"	restricted stock unit(s) covering a number of Class A Ordinary Shares that may be settled in cash, by issuance of those Class A Ordinary Shares at a date in the future, or by a combination of cash and Class A Ordinary Shares that is granted pursuant to the 2015 Equity Incentive Plan
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Share(s) and Class B Ordinary Share(s) in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	as the meaning ascribed to it in the Listing Rules
"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (stock code: 700), was incorporated in the Cayman Islands with limited liability and is current listed on the Hong Kong Stock Exchange
"Tenet Global"	Tenet Global Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 31, 2020, which is wholly owned by Tenet Smart and ultimately controlled by Mr. Wang
"Tenet Group"	Tenet Group Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 8, 2021, which is wholly owned by Tenet Global and ultimately controlled by Mr. Wang

Definitions

"Tenet Smart"	Tenet Smart Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 20, 2021, which is wholly owned by TMF (Cayman) Ltd., being a limited liability company incorporated in the Cayman Islands on September 30, 1994, the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.
"Tenet Vision"	Tenet Vision Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 16, 2021, which is wholly owned by Tenet Global and ultimately controlled by Mr. Wang
"Tuya Group Inc."	Tuya Group Inc., one of our Controlling Shareholders, a business company with limited liability incorporated under the laws of BVI on August 20, 2014, which is wholly owned by Mr. Wang
"Unileo"	Unileo Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 23, 2020, which is wholly owned by Mr. Chen
"U.S. GAAP"	generally accepted accounting principles in the United States of America
"weighted voting right" or "WVR"	has the meaning ascribed to it in the Listing Rules
"WVR Beneficiaries", each a "WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	per cent

*   For identification purposes only

